BATCHELDER & PARTNERS, INC.
                    4330 LaJolla Village Drive, Suite 200
                         San Diego, California 92122

Joel L. Reed                                      Telephone: (619) 456-6655
Partner                                           Telecopier: (619) 456-7969



                              October 30, 1995


Board of Directors
Figgie International, Inc.
4420 Sherwin Road
Willoughby, OH  44094-7938

Gentlemen:

        Our firm represents the Figgie family as significant shareholders who desire that the value of Figgie International shares be maximized for the benefit of all shareholders. We have had several discussions with Mr. Jack Reilly and his corporate staff concerning meeting with the Figgie Board of Directors to discuss matters that we believe are of paramount interest to all shareholders. We have been led to believe that time would be allotted at the next regularly scheduled meeting on December 5, 1995. Most recently, however, one of Mr. Reilly's staff indicated that even this date may not be possible. Apparently, a decision as to whether the Board will meet with us must await management's review and approval of a written outline of issues that we offered to provide in advance of the discussion.

        We would be quite surprised if in the Board's exercise of its fiduciary responsibilities to shareholders, you directed management to screen important shareholder communications particularly when such communications are being requested by one of the Company's largest shareholders. We believe that effective corporate governance requires an involved and independent board that is open and accessible to the shareholders it represents. Our communications with management have been constructive and professional. We believe that a dialogue also should be established with the Board and that such communications encourage trust and cooperation.

        We request the opportunity to meet with the outside directors or the full Board at your earliest convenience which we still assume will be no later than December 5th. We will comply with management's request that they be given the opportunity to review a written outline of issues to be included for consideration at that meeting.

        In the meantime, we have two matters that we believe merit your prompt consideration. We have proposed that two directors who are committed to exploring all alternatives for maximizing the value of Figgie for all shareholders be seated on the Figgie Board. We understand that certain continuing directors have indicated a willingness or desire to step down

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Board of Directors                  - 2 -                   October 30, 1995


at or before the next annual meeting. At management's request we have submitted two names for consideration by the nominating committee. We wish to emphasize that we are willing to discuss those candidates or other mutually acceptable, qualified individuals of a stature that would assure all shareholders that they are well represented.

        A second matter for your early consideration is the process by which the Board will explore ways to maximize the value of Figgie for all shareholders. We believe that this process will be increasingly critical to shareholders' interests as the current phase of divestitures nears completion and decisions confront the Board concerning how best to maximize the value of the remaining business units. Considering the far reaching strategic nature of these decisions, we believe the Board should retain independent financial advisors, who report directly to a committee of outside directors, to undertake a thorough review of all alternatives. The outside directors may also wish to obtain independent legal counsel to advise them concerning their fiduciary duties throughout this process.

        We appreciate your consideration of these matters and the issues that we will forward to management. We desire (and believe that other stockholders desire) a constructive dialogue with thoughtful attention given to these important decisions.


                                                  Yours truly,

                                                  /s/ Joel L. Reed
                                                  ________________
                                                  Joel L. Reed